

## Rob Gallagher · 3rd

Chief Technology Officer at Kanda

West Midlands, England, United Kingdom · Contact info

39 connections

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**Kanda**

**University of Cambridge**

## Experience

**Chief Technology Officer**
Kanda · Full-time
Jul 2019 – Present · 1 yr 11 mos
London, United Kingdom

The PayPal of construction payments. TradeSmart's platform securely manages payments between homeowners and tradespeople. We solve the £40Billion problem of late or non payment for tradespeople. Guaranteeing they get paid on time, every time.

🔗 TradeSmart

**PHD Student**
University of Cambridge
Sep 2015 – Sep 2019 · 4 yrs 1 mo
Cambridge, United Kingdom

## Education

**University of Cambridge**
Doctor of Philosophy - PhD, Astronomy and Astrophysics
2015 – 2019
Activities and Societies: MCR Social Secretary for Corpus Christi College

**University of Nottingham**
Master of Science - MS, Physics with Theoretical Astrophysics, First Class with Hons.
2011 – 2015
Activities and Societies: Floorball 2013-2015, Social Secretary 2014-2015

## Skills & endorsements

**Microsoft Excel** · 2

James Barr and **1 connection** have given endorsements for this skill

**Research** · 2

Colette Davies and **1 connection** have given endorsements for this skill

**Microsoft Office** · 2

James Barr and **1 connection** have given endorsements for this skill

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## Accomplishments

2  **Publications**

Widespread star formation inside galactic outflows · Star formation in a galactic outflow

## Interests

**Worth Capital**
564 followers

**University of Nottingham**
236,899 followers

**Kanda**
78 followers

**University of Cambridge**
680,111 followers